UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)*

NATIONAL PENN BANCSHARES, INC. (Name of Issuer)

Common Stock, no par value (Title of Class of Securities)

63713810 (CUSIP Number)

     David M. Frees, III,

Unruh, Turner, Burke & Frees, P.C.

     120 Gay Street-P. O. Box 289,

Phoenixville, PA 19460, 610-933-8069

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 24, 2008 (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 63713810

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1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

ESTATE OF JAMES K. OVERSTREET, DECEASED

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2	Check the Appropriate Box If a Member of a Group (See Instructions)

	a.	|_|

	b.	|_|

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3         SEC Use Only

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4         Source of Funds (See Instructions)

         - See Item 5(c) 00

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5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6         Citizenship or Place of Organization

           PENNSYLVANIA

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Number of	7	Sole Voting Power	2,261,310.75
Shares
Beneficially	8	Shared Voting Power	0
Owned by
Each	9	Sole Dispositive Power 2,261,310.75
Reporting
Person	10	Shared Dispositive Power 0
With

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11          Aggregate Amount Beneficially Owned by Each Reporting Person

              2,261,310.75

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12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

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13          Percent of Class Represented By Amount in Row (11)

              4.60

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14          Type of Reporting Person (See Instructions)

              00

CUSIP No. 63713810

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1	Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (Entities Only)

Evelyn M. Overstreet

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2	Check the Appropriate Box If a Member of a Group (See Instructions)

	a.	|_|

	b.	|_|

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3          SEC Use Only

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4          Source of Funds (See Instructions)

            - See Item 5(c) 00

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5	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |_|

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6         Citizenship or Place of Organization

           United States of America

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Number of	7	Sole Voting Power	188,490.5
Shares
Beneficially	8	Shared Voting Power	1,800
Owned by
Each	9	Sole Dispositive Power 188,490.5
Reporting
Person	10	Shared Dispositive Power 1,800
With

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11           Aggregate Amount Beneficially Owned by Each Reporting Person

               190,290.5

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12	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) |_|

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13         Percent of Class Represented By Amount in Row (11)

             .39

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14	Type of Reporting Person (See Instructions)

IN

This Amendment No. 2 to Schedule 13D amends only Items 4 and 5 thereof.

Item 4. Purpose of Transaction

     The Estate of James K. Overstreet (the “Estate”) is filing this Amendment No. 2 to Schedule 13D to report the reduction in its percentage ownership to below 5.00% of shares of common stock of National Penn Bancshares, Inc. (“NPBC”). As a result of certain sales of shares of NPBC common stock by the Estate and the increase in the number of outstanding shares of NPBC common stock to an aggregate of 49,135,487 shares of common stock as of November 2, 2007, as reported by NPBC in its Form 10-Q for the quarter ending September 30, 2007, the Estate holds less than 5.00% of the outstanding shares of NPBC common stock. The foregoing sales of such shares NPBC common stock by the Estate were made in the open market in the aggregate amount of 280,578 shares, consisting of sales of (i) 143,786 shares during November 2006, (ii) 36,892 shares during August, 2007, and (iii) 99,900 shares on January 24, 2008.

Item 5. Interest in Securities of the Issuer

     After taking into account such sales of 280,578 shares of NPBC common stock as set forth in Item 4 hereof, the Estate beneficially owns 2,261,310.75 shares of NPBC common stock. The Estate has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of all of such shares. During May, 2007 S.O.C.O. Enterprises, a general partnership in which Mr. Overstreet was a partner, transferred to the Estate 25, 559 shares of NPBC common stock.

     Mrs. Overstreet beneficially owns 190,290.50 shares of NPBC common stock. Mrs. Overstreet has sole power to vote or to direct the voting, and sole power to dispose or direct the disposition of 188,490.5 shares. Mrs. Overstreet has shared power to vote or to direct the vote, and shared power to dispose or to direct the disposition of 1,800 shares.

     As of January 24, 2008, after taking into account such sales shares of NPBC common stock as set forth in Item 4 hereof, the Estate and Mrs. Overstreet in the aggregate own less than 5.00% of NPBC’s common stock outstanding (based on the number of shares outstanding reported by NPBC in its Form 10-Q for the quarter ending September 30, 2007).

     Mrs. Fifer, for so long as she remains Executrix of the Estate and for so long as she continues to hold a durable power of attorney from Mrs. Overstreet, may exercise on behalf of the Estate and Mrs. Overstreet, respectively, the voting power and investment power described in this Item 5.

     During the 60 days prior to January 24, 2008, neither the Estate nor Mrs. Overstreet carried out any transaction in NPBC common stock, except as set forth in Item 4 hereof.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THE ESTATE OF JAMES K. OVERSTREET,
DECEASED

Date:	June 17, 2008	By: /s/ Elizabeth A. Fifer

Name: Elizabeth A. Fifer
Title: Executrix

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EVELYN M. OVERSTREET

Date:	June 17, 2008	By: /s/ Elizabeth A. Fifer

Name: Elizabeth A. Fifer
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit	Description

1 *	Joint Filing Agreement dated May 5, 2006 between the Estate of James K.
Overstreet and Evelyn M. Overstreet.

2*	Will dated January 17, 2005, of James K. Overstreet.

3*	Evidence of Authority of Elizabeth A. Fifer, Executrix of the Estate of James
K. Overstreet, deceased.

4*	Durable Power of Attorney executed by Evelyn M. Overstreet, dated
September 13, 1993, appointing Elizabeth A. Fifer as attorney-in-fact and agent.

5*	S.O.C.O. Enterprises Partnership Buy and Sell Agreement dated September
1, 2001, among Thomas M. Saltsgiver, James K. Overstreet, Terry J.
Crocker, and Richard E. O’Neill.

6*	Agreement dated as of July 12, 2006 between National Penn Bancshares,
Inc. and the Estate of James K. Overstreet.

* Previously filed with Schedule 13D.